Exhibit 99.67

News Release June 12, 2025

Santacruz Silver Reports First Quarter 2025 Results

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQB:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) reports its financial and operating results for the quarter ended March 31, 2025 (“Q1 2025”). The full version of the Q1 2025 financial statements (“Financial Statements”) and accompanying Management’s Discussion and Analysis (the “MD&A”) can be viewed on the Company’s website at www.santacruzsilver.com or on SEDAR+ at www.sedarplus.ca. All amounts are expressed in U.S. dollars, unless otherwise stated.

Q1 2025 Highlights

●	Revenues of $70.3 million, a 34% increase year-over-year.
●	Gross Profit of $27.9 million, a 6882% increase year-over-year.
●	Net Income of $9.5 million, a 93% decrease year-over-year[1].
●	Adjusted EBITDA of $27.5 million, a 2202% increase year-over-year.
●	Cash and cash equivalents of $32.5 million, a 706% increase year-over-year.
●	Working Capital of $51.7 million, a 7530% increase year-over-year.
●	Cash cost per silver equivalent ounce sold ($/oz) of $17.84, a 16% decrease year-over-year.
●	AISC per silver equivalent ounce sold of $22.34, a 8% decrease year-over-year.
●	Silver Equivalent Ounces produced of 3,688,129, a 5% decrease year-over-year[2].

1. The decrease in Net Income is related to an extraordinary gain recorded in Q1 2024 from the adjustment to the consideration payable. Please refer to Note 10 of the financial statements for further details.

2. The Full Q1 2025 production results were released in a news release dated June 9, 2025.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “Q1 2025 represents a strong beginning to the year, reflecting our continued emphasis on operational efficiency and financial discipline. We achieved a notable year-over-year improvement in profitability and cash generation, with gross profit, and adjusted EBITDA all registering substantial growth. These results underscore the strength, flexibility, and scalability of Santacruz’s business model. We remain firmly focused on driving long-term value through disciplined capital allocation and a commitment to safety and operational excellence.”

Mr. Préstamo continued, “We maintained a strong liquidity position at quarter-end, closing with $33 million in cash and cash equivalents. This was achieved despite a $10 million payment under the voluntary acceleration plan and the settlement of more than $19 million of 2024 current income tax. These outcomes reflect the strength of our underlying cash flows and our prudent approach to financial management, which continue to support our strategic priorities as we strengthen our balance sheet integrity. Backed by a seasoned team in Mexico, Bolivia, and Canada, along with a flexible and efficient operating model and a strong track record of execution, we are well-positioned to take advantage of today´s metal prices and keep delivering sustainable, long-term value for our shareholders.”

Selected consolidated financial and operating information for Q1 2025 and Q1 2024 and Q4 2024 are presented below. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”), and all dollar amounts are expressed in thousands of US dollars, except per unit amounts, unless otherwise noted.

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2025 First Quarter Highlights

	2025-Q1	2024-Q4	Change ‘25-Q1 vs ‘24-Q4	2025-Q1 (YTD)	2024-Q1 Restated(5)	Change ‘25-Q1 vs ‘24-Q1
Operational Material Processed (tonnes milled)	471,773	493,141	(4%)	471,773	470,749	(0%)
Silver Equivalent Produced (ounces) (1)	3,688,129	4,097,327	(10%)	3,688,129	3,876,388	(5%)
Silver Ounces Produced	1,590,063	1,761,686	(10%)	1,590,063	1,581,949	1%
Zinc Tonnes Produced	20,719	23,357	(11%)	20,719	22,847	(9%)
Lead Tonnes Produced	2,718	2,932	(7%)	2,718	2,953	(8%)
Copper Tonnes Produced	279	248	13%	279	256	9%
Silver Equivalent Sold (payable ounces) (2)	3,059,556	3,452,891	(11%)	3,059,556	3,632,938	(16%)
Cash Cost of Production per Tonne (3)	73.22	106.35	(31%)	73.22	93.19	(21%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	17.84	22.38	(20%)	17.84	21.19	(16%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	22.34	27.83	(20%)	22.34	24.27	(8%)
Average Realized Price per Ounce of Silver Equivalent Sold ($/oz) (2) (3) (4)	31.85	31.77	0%	31.85	23.18	37%
Financial
Revenues	70,314	81,669	(14%)	70,314	52,589	34%
Gross Profit	27,859	25,250	10%	27,859	399	6882%
Net Income	9,451	21,067	(55%)	9,451	132,659	(93%)
Net Earnings) Per Share - Basic ($/share)	0.03	0.06	(50%)	0.03	0.38	(92%)
Adjusted EBITDA (3)	27,516	23,017	20%	27,516	(1,309)	2202%
Cash and Cash Equivalent	32,527	35,721	(9%)	32,527	4,035	706%
Working Capital	51,733	46,296	12%	51,733	678	7530%

2025 First Quarter Production and Costs per Mine

First Quarter Production	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan
Material Processed (tonnes milled)	62,356	47,501	51,648	86,695	223,573
Silver Equivalent Produced (ounces) (1)	786,299	367,523	659,208	858,514	1,016,585
Silver Ounces Produced	421,040	120,537	313,266	295,021	440,199
Zinc Tonnes Produced	3,983	2,674	3,549	6,015	4,498
Lead Tonnes Produced	201	161	486	481	1,389
Copper Tonnes Produced	-	-	-	-	279
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (2)	13.50	16.60	12.66	17.34	25.70
All-in Sustaining Cash Cost per Silver Equivalent
Ounce Sold ($/oz) (2)	16.79	19.63	14.78	19.16	34.32

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Production

In Q1 2025, the Company processed 471,773 tonnes of ore, producing 3,688,129 silver equivalent ounces. This total includes 1,590,063 ounces of silver and 20,719 tonnes of zinc.

Q1 2025 vs Q4 2024

In Q1 2025, ore processed was slightly lower than in Q4 2024, reflecting the typical seasonal slowdown, particularly across Bolivian operations, as well as scheduled mine sequencing and temporary constraints that modestly impacted throughput. Notably, Zimapán had a 3% increase in processed mineralized material, supported by sustained operational efficiency and continuous optimization efforts. Silver equivalent production was 10% lower, primarily due to reduced head grades and throughput. Silver output declined by 10%, while zinc production was 11% lower, consistent with the expected mine plan for the quarter. Despite these lower volumes, the Company remained focused on maximizing margins by prioritizing higher-silver-content zones. With temporary constraints now resolved and silver prices trending favorably, operations are well-positioned to deliver strong cash flow generation throughout the year.

Q1 2025 vs Q1 2024

In Q1 2025, consolidated operational performance remained stable year-over-year, with total tonnes processed virtually unchanged compared to Q1 2024. Silver equivalent production was 5% lower, reflecting the impact of temporary operational constraints and expected ore body variability at certain Bolivian operations. Despite these factors, silver output remained flat, supported by higher silver head grades at key operations and improved metallurgical recoveries, particularly at the Caballo Blanco Group. Zinc production decreased by 9%, primarily due to lower throughput and head grades at Porco and Caballo Blanco, partially offset by strong results at Zimapán, where zinc output rose 23% year-over-year. Zimapán also led overall growth, increasing material processed by 9% and silver equivalent production by 14%, highlighting its operational improvements, as we develop and prepare level 960 now with all required underground equipment at site. The strategic reorganization of the Caballo Blanco and San Lucas, particularly the reallocation of Reserva mine’s output, also contributed to improved metallurgical efficiency and stable margins. These results highlight the flexibility provided by the Company’s diversified asset base and its focus on maximizing recoveries.

Cash Cost and All-in Sustaining Cost per Silver Equivalent Ounce Sold

Starting January 1, 2025, Bolivian operations adopted a new exchange rate methodology supported by IAS 21, replacing the fixed official rate (6.96 BOB/USD) with a market-based spot rate (average 12.20 BOB/USD) obtained from banks. Under IAS 21, entities should estimate a spot rate at which an orderly exchange transaction would take place between market participants under prevailing economic conditions. Recording BOB denominated transactions in USD using the market-based rate, provides a more accurate representation of the economic reality of the underlying transactions.

Q1 2025 vs Q4 2024

Costs improved notably in Q1 2025 when compared to Q4 2024, with consolidated cash cost and AISC per silver equivalent ounce sold decreasing to $17.84 and $22.34, respectively, from $22.38 and $27.83. This improvement was mainly driven by the Bolivian operations (Bolívar, Porco, Caballo Blanco, and San Lucas) which reported significant reductions across all cost metrics. Caballo Blanco Group saw the most considerable improvements. In contrast, Zimapan’s AISC increased from $27.13 to $34.32/oz, as a significant portion of its annual capital budget was deployed during Q1 to accelerate key investments aimed at increasing future production at Carrizal mine level 960.

Q1 2025 vs Q1 2024

Compared to Q1 2024, there were substantial cost improvements during Q1 2025. Consolidated cash cost decreased from $21.19 to $17.84/oz, and AISC from $24.27 to $22.34/oz. The most notable improvements came from Caballo Blanco, where AISC dropped significantly due to better metallurgical performance as a consequence of achieving improvements and efficiencies at underground and milling operations. Zimapán, however, recorded an increase in AISC to $34.32/oz (from $22.59), as a substantial portion of its budgeted CAPEX was executed in Q1 to bring forward investments that support higher production in upcoming quarters at Carrizal mine at level 960.

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Webinar Details

CEO Arturo Préstamo and Interim CFO Andrés Bedregal will present at a webinar hosted by Adelaide Capital on Thursday, June 19th at 2:00 pm ET. Investors and shareholders are invited to participate in the webinar.

Registration Link: https://streamyard.com/watch/FayzTiuRwtTm.

The webinar will also be live-streamed on the Adelaide Capital YouTube Channel, where a replay will be available after the event: https://bit.ly/adcap-youtube.

Questions can be submitted during the session or in advance to olenka@adcap.ca.

Qualified Person

Qualified Person Garth Kirkham P.Geo. an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

Non-GAAP Measures

The financial results in this news release include references to non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-GAAP Measures” section in the Company’s Q1 2025 Management Discussion and Analysis, which is available on SEDAR+ at www.sedarplus.ca.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

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Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding the Company’s payment of the Acceleration Option.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks that the Company may not have sufficient funds to exercise the Acceleration Option, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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